Exhibit 99.8

Overseas Toys, L.P.

c/o The Yucaipa Companies

9130 West Sunset Blvd.

Los Angeles, California 90069

October 13, 2010

Members of the Board of Directors of Simon Worldwide, Inc. (“Simon” or the “Company”):

Overseas Toys, L.P. (“we,” “us” or “Shareholder” ) is announcing its intent to commence a Qualified Offer to acquire all of the outstanding shares of common stock of Simon, par value $0.01 per share (“Common Stock”), not owned by us.  We are making this potential Qualified Offer pursuant to the terms of Section 5.06 of the Exchange and Recapitalization Agreement, dated as of June 11, 2008, between Shareholder and Simon (the “Recapitalization Agreement”) and Section 4 of Article XII of Simon’s Restated Certificate of Incorporation filed September 18, 2008 (the “Charter”).  Capitalized terms used and not otherwise defined herein shall have the respective meanings given them in the Recapitalization Agreement.

We believe that Simon’s Liquidation Value is equal to $11,841,000 in the aggregate.  The Recapitalization Agreement defines “Liquidation Value” as the aggregate amount that would be received by the holders of all of Simon’s Common Stock (including Shareholder) in a liquidation of Simon.  This aggregate Liquidation Value of $11,841,000 would result in a per share amount to be received by the shareholders upon liquidation of approximately $0.23 (based upon the 50,611,879 shares of Common Stock reported as being issued and outstanding as set forth in Simon’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2010 (the “Most Recent 10-Q”)).  We are prepared, however, to offer $0.25 per share of Common Stock in our potential Qualified Offer.

We believe that the price of $0.25 per share proposed to be paid in our anticipated Qualified Offer is fair to the other shareholders of Simon, and represents a premium of approximately 7% over the amount per share we believe the shareholders would receive upon a liquidation of Simon.  A per share offer price of $0.25 for the Common Stock would represent a premium of approximately 3% over the per share amount of total Company stockholders’ equity as of June 30, 2010 as reported on the Most Recent 10-Q.  It also represents premiums of approximately 6% and 4% over the closing price and the 50-day moving average closing price, respectively, of Simon’s Common Stock as reported on the Pink Sheets on October 13, 2010.

Pursuant to the provisions of Section 5.06(c) of the Recapitalization Agreement, the determination of the Liquidation Value for the Qualified Offer must be approved by Simon’s Board of Directors and a majority of the Independent Directors.  We hereby request that the Board and the Independent Directors approve the Liquidation Value proposed herein.

We propose to make a Qualified Offer that is not subject to any financing or due diligence contingencies or to any other conditions other than those that are reasonable and customary for similar transactions; provided, that the Board and the Independent Directors approve our proposed Liquidation Value within the time period specified in the Recapitalization Agreement.  The potential Qualified Offer will be subject to compliance with all applicable federal and state laws and regulatory requirements.

There can be no assurance that a Qualified Offer will be commenced by us or, if commenced, will be successfully consummated.  The foregoing summarizes our current intentions only and should not be construed as an offer to purchase any shares of Common Stock.  If there is mutual agreement as to the Liquidation Value and the other terms of a Qualified Offer, a Qualified Offer would only be commenced by means of a tender offer statement to the holders of Common Stock and our filing of a Schedule TO with the Securities and Exchange Commission.  Until such time as a Qualified Offer commences (in which case we will be governed by the terms of our offer), we reserve whatever rights we currently may have to make or support other proposals, including, without limitation, liquidation of the Company or the declaration of an extraordinary dividend (either before or after a Qualified Offer is consummated).

As you are aware, the Charter provides that following the consummation of a Qualified Offer, whether all or any shares are tendered by the shareholders for purchase, all of the provisions of Article XII of the Charter, other than Section 1 thereof, will terminate in their entirety and be of no further force or effect.  This means that the special rights established in the Charter in connection with the Recapitalization Agreement for the benefit of minority holders of Common Stock will expire.

We look forward to discussing the potential offer with you.

Sincerely,

OVERSEAS TOYS, L.P.
By: Multi-Accounts, LLC, its General Partner
By: OA3, LLC, its Managing Member

By:	/s/ Robert P. Bermingham
Robert P. Bermingham, its Secretary